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                           September 11, 2020

       Joseph Mannello
       Chief Executive Officer
       MYOS RENS TECHNOLOGY INC.
       45 Horsehill Road, Suite 106
       Cedar Knolls, New Jersey 07927

                                                        Re: MYOS RENS
TECHNOLOGY INC.
                                                            Registration
Statement on Form S-4
                                                            Filed September 3,
2020
                                                            File No. 333-248566

       Dear Mr. Mannello:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              David Feldman